                                                                   EXHIBIT 12-1

MCN INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)


                                                                   TWELVE MONTHS ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------
                                                 1995          1994             1993          1992             1991
                                              ----------    ----------       ----------    -----------      -----------
EARNINGS AS DEFINED(1)(4)
Pre-tax income(2)                              $ 13,163       $  6,696         $  5,003      $  6,495         $ (1,736)
Fixed charges(3)                                 24,748         13,640            4,612         2,419            3,142
                                               --------       --------         --------      --------         --------
   Earnings as defined                         $ 37,911       $ 20,336         $  9,615      $  8,914         $  1,406
                                               ========       ========         ========      ========         ========

FIXED CHARGES AS DEFINED(1)(4)
Interest, expensed                             $ 24,151       $ 13,365         $  4,507      $  2,327         $  3,094
Interest, capitalized                             5,895          2,089            1,579           211              -
Amortization of debt discounts, premium
  and expense                                       520            275               94            67               21
Interest implicit in rentals                         77            -                 11            25               27
                                               --------       --------         --------      --------         --------
   Fixed charges as defined                    $ 30,643       $ 15,729         $  6,191      $  2,630         $  3,142
                                               ========       ========         ========      ========         ========
Ratio of Earnings to Fixed Charges                 1.24           1.29             1.55          3.39             0.45(5)
                                               ========       ========         ========      ========         ========


(1)  Earnings and fixed charges are defined and computed in accordance with
     Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries, (b) MCN Investment's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period and, therefore, may differ from fixed charges as defined.

(4) In April 1996, MCN announced its intention to sell The Genix Group, its computer services subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.

(5) Earnings for the year ended December 31, 1991 were not adequate to cover fixed charges. The amount of the coverage deficiency was $1,736,000.